FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



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1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      6. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /                                         /          -X-  Director      ---    10% Owner
(Last)        (First)    (Middle)       / ALTERNATIVE TECHNOLOGY RESOURCES, INC.  /          -X-  Officer       ---    Other
LAMMERDING,    EDWARD                   /                                         /          (give title below) (specify below)
                                        /            ("ATEK")                     /           CHIEF FINANCIAL OFFICER
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        /                     /                   /
                                        / 3. I.R.S.           / 4.  Statement for /       7.  Individual or Joint/Group Filing
                                        /    Identification   /     Month/Year    /                 (Check Applicable Line)
                                        /    Number of        /                   /            X  Form filed by one Reporting Person
                                        /    Reporting Person,/     01/2001       /               Form filed by More than One
                                        /    if an entity     /                   /                Reporting Person
----------------------------------------/    (Voluntary)      /-----------------  /
                                        /                     /                   /
                                        /                     / 5. If Amendment,  /
                                        /                     / Date of Original  /
                                        /                     / Month/Year)       /
629 J STREET                            /                                         /
--------------------------------------- /                                         /
(Street)                                /                                         /
--------------------------------------- /                                         /
                                        /                                         /
SACRAMENTO,            CA        95037  /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
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




          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED

                                                              4.     Securities      5.  Amount of
                                                                  Acquired (A) or       Securities    6. Ownership      7. Nature of
                                                                  Disposed of (D)      Beneficially    Form: Direct      Indirect
                                          3. Transaction        (Instr. 3, 4 and 5)    Owned at End    (D) or            Beneficial
1. Title of Security 2. Transaction Date    Code(Instr.8.)    -----------------------    of Month      Indirect (I       Ownership
      (Instr. 3)         (Mo./Day/Yr.)       Code     V       Amount  (A)or(D)  Price  (Instr.3,4,5)   (Instr. 4)        (Instr. 4)
-------------------- -------------------   -------- -------   ------- -------- ------  -------------- ------------     -------------
      Common
      Stock                                                                                   0
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------




                                                            6.Date                                  9.Number     10.Owner-
                                             5.Number       Exercisable    7.Title and                of Deriv-  ship Form
                                             of Derivitive  and Expira-    Amount of                  itive      of Deriv-
                                             Securities     tion Date      Underlying                 Securities itive     11.Nature
                                  4.Trans-   Aquired (A)    (Mo./Day/Yr.)  Securities       8.Price   Benefi-    Security     of
1.Title    2.Conversion 3.Trans-   action    or Disposed    -------------- (Instr.3 and 4)   of Deri- cially     Direct    indirect
of          or Exercise  action    Code      of (D)         Date           ----------------  vitive   owned at   (D) or      Bene-
Derivitive   Price of     Date    (Instr. 8) (Instr. 3,4,5) Exer-  Expira-        Amount or  Security End of     Indirect   ficial
Security    Derivitive  (Mo./Day/ ---------- -------------- cis-   tion           Number of  (Instr.  Month      (I)       Ownership
(Instr.3)    Security     Yr.)    Code    V     A      D    able   Date     Title  Shares       5)    (Instr.4)  (Instr. 4)(Instr.4)
---------- ------------ --------- ----- ----  ----- ------- ------ -------- ----- --------- -------- ---------  ---------- --------
OPTIONS TO    $1.344    01/02/01    A         25,000       01/03/01         Common  25,000              30,000      D
 PURCHASE                                                                   Stock
 COMMON
 STOCK
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


Explanation of Responses:




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  /s/   EDWARD LAMMERDING                                           02/07/00
 --------------------------------                                  ---------
        Edward Lammerding                                            Date
 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.